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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square 8th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Lennon (212) 785-4436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, CPA, PC
(Name – *if individual, state last, first, middle name*)

29 Broadway (Address) New York (City) NY (State) 10006 (Zip Code)

PROCESSED
MAY 0 4 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Lennon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Brokerage LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ERIC C SPECTOR
NOTARY PUBLIC State of New York
No 24-5001426
Qualified Kings County
Commission Expires Sept. 8, 2006

2/14/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Redwood Brokerage LLC

We have audited the accompanying statement of financial condition of Redwood Brokerage LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Brokerage LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF
Certified Public Accountants
A Professional Corporation

January 23, 2006

REDWOOD BROKERAGE LLC

Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 1,102,855
Securities owned at market (note 2)	361,767
Receivables	
Clearing broker	23,094
Advances to employees/affiliates	102,500
Other	11,480
Prepaid expenses	41,389
Software development costs (note 6)	231,655
Investments (note 5)	428,300
Deferred tax (note 4)	5,107
Total assets	$ 2,308,147

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 12,500
Commissions payable to employees	34,275
Accrued expenses	11,032
Securities owed at market (note 2)	622,550
Total liabilities	680,357
Member's Equity	1,627,790
Total liabilities and member's equity	$ 2,308,147

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Operations
For Year Ended December 31, 2005

Revenues	
Commissions (note 2)	$ 5,190,442
Trading (losses)	(39,774)
Interest and other revenue	102,845
Total revenues	5,253,513
Expenses	
Commissions - other brokers	1,661,045
Employee compensation and benefits (note 7)	2,473,344
Office	331,711
Market services	160,685
Regulatory fees and expenses	33,261
Professional fees	101,915
Telephone and communications	53,562
Travel and entertainment	217,797
Interest expense	611
Other expenses	85,281
Total expenses	5,119,212
Income before loss on investments and income tax expense	134,301
Loss on investments (note 5)	271,253
(Loss) before income tax expense	(136,952)
Income tax expense (note 4)	29,794
Net (loss)	$ (166,746)

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Changes in Members' Equity
For Year Ended December 31, 2005

	Amount
Balance, December 31, 2004	$ 2,046,673
Member's distributions	(252,137)
Net (loss)	(166,746)
Balance, December 31, 2005	$ 1,627,790

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Cash Flows
For Year Ended December 31, 2005

Cash flows from operating activities	
Net (loss)	$ (166,746)
Adjustment to reconcile net (loss) to net cash provided by operating activities	
Equity in loss of investees, net	146,253
Deferred New York City tax benefit	21,871
Changes in operating assets and liabilities	
Other receivables	(11,480)
Receivables from non-customers	6,223
Advances to employees/affiliates	(52,500)
Securities owed	250,731
Prepaid expenses	(41,389)
Accounts payable	(40,500)
Commissions payable	(144,271)
Accrued expenses	9,014
Securities owned	622,550
Net cash provided by operating activities	599,756
Cash flows from investing activities	
Software development costs	(231,655)
Investment in affiliate companies	(25,000)
Net cash (used) in investing activities	(256,655)
Cash flows used in financing activities	
Member distributions	(252,137)
Increase in cash	90,964
Cash, beginning of year	1,011,891
Cash, end of year	$ 1,102,855
Supplemental cash flow information	
Cash paid during the year for interest	$ 611

See notes to financial statements

REDWOOD BROKERAGE LLC

Notes to Financial Statements
December 31, 2005

Note 1 - Organization and business activity

Redwood Brokerage LLC (the "Company") is a registered broker-dealer incorporated in December 1995 in the State of New York as Redwood Brokerage Services, Inc. The Company received approval from the National Association of Securities Dealers, Inc. to commence business operations in March 1996. The Company acts as an introducing broker whose business activities are to provide broker-dealer services to clients and trading on a proprietary basis. In January 2004, the Company changed its corporate status from an S Corporation to a Limited Liability Company and accordingly changed its name from Redwood Brokerage Services, Inc. to Redwood Brokerage LLC (see note 4).

On December 1, 2005 the members of the Company assigned their entire interest in the Company to a newly formed Limited Liability Company, Redwood Capital Holdings LLC ("Holdings"). In connection with the assignment the Company is now wholly owned by Holdings, and the previous members of the Company have become managing members of Holdings.

The Company has an agreement with a clearing house to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform related record keeping functions. The agreement can be canceled by either party upon 30 days written notice. The agreement states that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by the clearing house. The clearing house controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guideline.

Note 2 - Summary of significant accounting policies

Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned/securities owed

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

All securities consist of marketable securities that are marked to market.

Depreciation and amortization

Equipment with a cost of $141,112 is fully depreciated and in use by the Company.

The Company plans to amortize its software development costs over either (1) a pro-rata allocation based on income stream or (2) the estimated economic life of the product. Amortization will commence during 2006 when the software is available for general release to customers (see note 6).

Commissions

Commission revenues and expenses are recorded on a trade date basis as security transactions occur.

REDWOOD BROKERAGE LLC

Notes to Financial Statements (continued)
December 31, 2005

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that net capital, as defined, shall be the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $591,497 which was $491,497 in excess of the minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 1.15 to 1.

Note 4 - Income taxes

On December 1, 2005, the Company assigned its entire interest to Holdings. As a result, the Company became a single-member Limited Liability Company ("LLC") for Federal and State tax reporting purposes, effectively dissolving the Company as a taxable entity. As such, no provision has been made for income taxes since such taxes, if any, are payable by the individual members of Holding. The Company is subject to New York City Corporation taxes.

The Company uses the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The income tax expense in the accompanying statement of operations is summarized as follows:

Current	
State	$ -
City	7,923
	7,923
Deferred	
State	-
City	21,871
	21,871
Income tax expense	$ 29,794

The Company has approximately $128,000 in net tax operating loss carryforwards for New York City purposes that expire in 2025.

The net deferred tax asset at December 31, 2005 amounted to $5,107 and primarily represents the tax effect of net operating loss carryforwards and the difference between book value and tax value of investments for New York City unicorporated business tax purposes.

Note 5 - Investments

The Company has made investments in entities with ownership percentages of less than 20%. These investments are being accounted for under the cost method of accounting.

REDWOOD BROKERAGE LLC

Notes to Financial Statements (continued)
December 31, 2005

A listing of investments as of December 31, 2005 is as follows:

Nextek Power Systems (NPS) - 16,000 shares of Series B Convertible Preferred Stock in a company which designs, develops and manufactures products that convert and condition electric power for high reliability, DC-based applications	$ 400,000
RedwoodTechnimentals Management LLC (TML) - a 6.2% interest in profit and losses which provides services related to the formation and management of private investment partnerships	12,500
RedwoodTechnimentals Asset Management LLC (TAML) - a 6.2% interest in profit and losses which include providing investment advisory services and managing an affiliated equity fund	12,500
NASD Warrants - cost basis of warrants to purchase 300 shares at a price of $16 per share	3,300
	$ 428,300

The Company's investments in NPS, TML, TAML and NASD Warrants are carried at the lower of cost or net realizable value

The Company's loss on investments for the year ended December 31, 2005 consisted of the equity in loss of $271,253 consisting of the remaining carrying value of an entity for which the Company owned a 42.5% equity interest that had ceased operations in 2005 for the purpose of providing technical research to high net worth individuals, investment partnerships and institutions.

Research fees in the amount of $125,000 were paid by the Company to this entity and have been eliminated from the equity in loss balance.

Note 6 - Software development costs

The Company capitalizes its costs of computer software to be sold, leased, or otherwise marketed in accordance with Statement of Financial Accounting Standards No. 86 (SFAS No. 86) "Accounting for Costs of Software for Sale of Lease". SFAS No. 86 specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development expense until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design, or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value.

Management estimates a working model was completed on July 1, 2005. Capitalized costs as of December 31, 2005 amounted to $231,655.

Management believes the product will be available for general release to customers sometime during 2006. As a result, additional capitalized software costs are likely to be incurred. Amortization of capitalized software costs will commence at the time of the general release.

Note 7 - Commitments

Employee benefit plan

The Company maintains a defined contribution plan for the benefit of all qualified employees pursuant to Section 401(K) of the Internal Revenue Code. The plan allows qualified employees to contribute a percentage of their salary, as defined. The Company is not required to make any contributions to the plan but can make discretionary contributions, as defined. During 2005, the Company made no discretionary contributions.

Contingencies

On occasion the Company may become involved in various legal matters. At December 31, 2005 management does not believe that there is any potential legal matters which could have an adverse effect on the Company's financial position.

REDWOOD BROKERAGE LLC

Supplementary Information

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Computation of net capital		
Total member's equity		$ 1,627,790
Deduct nonallowable assets		
Investments	$ 428,300	
Software development costs	231,655	
Advances to employees/affiliates	102,500	
Prepaid expenses	41,389	
Other nonallowable assets	16,588	820,432
Net capital before haircuts		807,358
Deduct haircuts on marketable securities		(124,302)
Deduct undue concentrations		(91,559)
Net capital		591,497
Aggregate indebtedness		
Securities owed		622,550
Accrued expenses		11,032
Accounts payable		12,500
Commissions payable		34,275
		680,357
Ratio of aggregate indebtedness to net capital		1.15 to 1
Minimum capital requirement of 6.67% of aggregate indebtedness or $100,000, whichever is greater		$ 100,000
Excess net capital		$ 491,497

The Company was in compliance with the exemption provisions of SEC Rule 15c3-3.

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on January 26, 2006.

* * *

REDWOOD BROKERAGE LLC

Financial Statements
and
Supplementary Information
for year ended
December 31, 2005

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Supplementary Report on Internal Control

To the Members
Redwood Brokerage LLC

In planning and performing our audit of the financial statements and supplementary schedule of Redwood Brokerage LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Redwood Brokerage LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Members, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

Certified Public Accountants
A Professional Corporation

January 23, 2006